SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 2 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004, April 12, 2004, April 19, 2004, April 20, 2004, May 17, 2004, May 19, 2004, May 20, 2004, May 26, 2004, May 28, 2004, June 7, 2004, June 9, 2004, June 14, 2004 and June 21, 2004.

Item 2. Identity and Background of Filing Person

Item 2 is hereby amended and supplemented by adding the following two paragraphs after the fourth paragraph under Item 2(b):

At 5:00 p.m., New York City time, on July 6, 2004, the Second Revised Offer expired. Jones and MSCAC announced that approximately 13.9 million shares of Company Common Stock were validly tendered and accepted for payment pursuant to the Second Revised Offer (including 305,411 shares with respect to which notices of guaranteed delivery were submitted), representing approximately 93.4 % of the outstanding shares of Company Common Stock.

Pursuant to the terms and conditions of the Merger Agreement, MSC Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Jones, intends to merge itself with and into the Company, and each outstanding share of Company Common Stock not tendered into the Second Revised Offer (other than shares held by the Company, Jones, MSCAC or stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $23.25 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation and an indirect wholly-owned subsidiary of Jones. The Merger is expected to occur on or about July 8, 2004.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: July 7, 2004	By:	/s/ MARK J. COCOZZA
Mark J. Cocozza Title: Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a)(14)	Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a)(15)	Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a)(16)	Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a)(17)	Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a)(18)	Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a)(19)	Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004 (11)

(a)(20)	Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders (11)

(a)(21)	Press Release issued by Maxwell Shoe Company Inc. on June 13, 2004 (13)

(a)(22)	Joint Press Release issued by Maxwell Shoe Company Inc. and Jones Apparel Group, Inc. on June 18, 2004 (14)

(a)(23)	Letter, dated June 21, 2004 to Maxwell Shoe Company Inc.’s stockholders (14)

(a)(24)	Letter, dated June 18, 2004 to Maxwell Shoe Company Inc.’s employees (14)

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

Exhibit No.	Document

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(e)(8)	Confidentiality Agreement, dated as of June 8, 2004 between Maxwell Shoe Company Inc. and Jones Apparel Group, Inc. (12)

(e)(9)	Agreement and Plan of Merger, dated as of June 18, 2004, among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc. (14)

(e)(10)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (14)

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.
(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.
(11)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 11 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2004.
(12)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 13 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 9, 2004.
(13)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 14 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 14, 2004.
(14)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 15 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 21, 2004.